SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For September 26, 2002

CNOOC Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

COMPANY INTERIM REPORT

CNOOC LIMITED
中國海洋石油有限公司



INTERIM REPORT • 2002
二零零二年中期報告

CONTENTS

CHAIRMAN'S STATEMENT

Despite a weaker oil price environment triggered by a slow down in the global economy, our operating activities have remained strong. In April 2002, the Company completed the acquisition of nine Repsol YPF S.A. subsidiaries which together own working interests in five oil and gas properties in Indonesia. We view this as an excellent opportunity to make a material acquisition of low-risk assets at a compelling price and, at the same time, further strengthens the Company's presence in the Asia Pacific region. Pro forma oil and gas revenues overcame the impact of lower realised price and recorded a 10% increase over that reported in the first half of last year. In March 2002, the Company took advantage of the favorable low interest rate environment to issue US$500 million 10-year guaranteed bonds. Our unit costs remained competitive and the period was also marked with increased development capital expenditure and an active exploration program, both of which are core features of our growth strategy.

REVIEW OF OPERATIONS

For the six months ended 30 June 2002, the Company's production achieved significant increase. Pro forma daily oil and gas production reached 340,321 barrels-of-oil-equivalent, representing a 30.1% increase over the same period last year. Pro forma net crude oil production was 292,964 barrels per day, pro forma net natural gas production was 279 million cubic feet per day, representing a 27.5% and 46.5% increase over the first half of 2001 respectively. However, for the six months ended 30 June 2002, excluding the first quarter production from our Indonesian operations, the Company's reported net total daily production was 307,334 barrels-of-oil-equivalent, representing a 17.5% increase over the same period a year earlier. The reported net crude oil production was 267,130 barrels per day, representing a 16.2% increase over the same period last year. The reported net daily gas production was 238 million cubic feet, which was up 25.3% from the same period a year earlier. The increase in oil and gas production reflected both an increase in offshore China daily production levels as well as the contribution of the Company's acquisition of Repsol YPF S.A.'s subsidiaries. Realised oil price was US$21.81 per barrel and gas price was US$3.07 per thousand cubic feet.

Despite the average realised oil price in the first half of 2002 being 15.5% lower than the same period last year, our exploration and production activities for the period generated pro forma oil and gas sales of RMB10.56 billion, which represented a 10% increase compared to RMB9.56 billion of the same period last year. Due to the lower oil price, crude oil trading activities generated marketing revenue and gross profits of RMB0.79 billion and RMB22 million, respectively in the first half of 2002, whilst the marketing revenue and gross profits of the same period in 2001 were RMB1.38 billion and RMB49.5 million, respectively. The Company's pro forma total revenue for the period was RMB11.57 billion, our pro forma profit before tax was RMB5.28 billion and pro forma profit after tax was RMB3.77 billion. We consolidated the income of our Indonesian operations from the second quarter and our reported realised total revenue was RMB10.64 billion, which was down 5.3% from the first half of the previous year. The reported oil and gas sales was RMB9.63 billion, which remained at approximately the same level as the first half of last year. The reported profit before tax was RMB4.99 billion, representing a decrease of 22.8% compared to RMB6.46 billion over the same period last year. The reported net profit after tax for the period was RMB3.62 billion, representing a decrease of 21.6% compared to RMB4.62 billion over the same period last year. The basic and diluted net earnings per share was RMB0.44.

We have had an active exploration program and recorded nine wildcat discoveries during the period. The Luda 4-2, Luda 10-1, Qinhuangdao 34-3, Penglai 2-2, Panyu 30-1 and Yacheng 13-4 discoveries were made through independent exploration efforts. Our PSC partners made the Luda 27-2, Caofeidian 11-3 and Caofeidian 16-1 discoveries. Together with our PSC partners, we drilled a total of eight appraisal wells to delineate reserves in discoveries made earlier. Notably, positive results were recorded at Luda 4-2, Luda 5-2, Luda 10-1, Luda 27-2, Yacheng 13-4 and Caofeidian 12-1S.

Development expenditure, which is a key driver of the near-term production growth, increased during the period. Five projects are currently under active development. During the period, C and D wellhead platforms of Qinhuangdao 32-6 and Wenchang 13-1/13-2 were on stream. Development activities for Dongfang 1-1, Penglai 19-3 and Panyu 4-2/5-1 also hit milestones on schedule.

We continue to focus on safety and sound environmental practices. The recordable accident rate for the six months ended 30 June 2002 was 0.12 incidents per 200,000 man-hours, representing a decrease of 50% from 0.24 incidents per 200,000 man-hours last year. Work hours lost in the six months ended 30 June 2002 averaged 0.15 days per 200,000 man-hours, which was down from 1 day per 200,000 man-hours in the same period a year earlier.

OUTLOOK

We will continue to implement our production and growth strategy in the second half of 2002:

- We will focus on meeting our oil and gas production targets for the year while controlling costs. We will also strive to meet our development targets.
- We will continue our wildcat and appraisal well program, so as to increase reserves through a balance of independent and production sharing contracts exploration.
- We will explore the feasibility and economics of natural gas-related businesses, expedite exploration and development of natural gas resources and search for opportunities to participate in overseas gas field development as part of our integrated LNG strategy.
- Finally, we will continue to upgrade our management and employee skill levels, maintain and strive to further reduce our internationally competitive cost structure and improve our efficiency through enhanced management and advanced technology.

* **Pro forma: Indonesia business effective from 1 January 2002.**

Wei Liucheng
Chairman & Chief Executive Officer

Hong Kong, August 23, 2002

KEY FIGURES

	Six months ended 30 June	
	2002	2001
Net profit, million RMB	**3,618.9**	4,618.1
Earnings per share, RMB	**0.44**	0.60
EBITDE, million RMB[(1)]	**7,481.8**	8,049.3
Total Oil and Gas Sales, million RMB	**9,628.9**	9,562.0
Total Revenue, million RMB	**10,640.4**	11,240.9
Total Production		
Oil , million barrels	**48.4**	41.6
Gas, billion cubic feet	**43.1**	34.4
Total, million barrels of oil equivalent	**55.6**	47.3
Daily Production		
Oil , barrels	**267,130**	229,824
Gas, *million cubic feet*	**238.0**	190.1
Total, barrels of oil equivalent	**307,334**	261,504

Note:

(1) EBITDE refers to earnings before interest income, interest expense, income taxes, depreciation, depletion and amortisation, dismantlement cost, exploration cost and exchange gain & loss.

CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2002

(All amounts expressed in thousands of Renminbi, except per share data)

	Notes	Six months ended 30 June 2002 (unaudited)	Six months ended 30 June 2001 (unaudited)
Turnover			
Oil and gas sales	5	**9,628,871**	9,561,986
Marketing revenue	5	**794,063**	1,377,457
Other income		**217,464**	301,462
Total revenue		**10,640,398**	11,240,905
Expenses			
Operating expenses		**(1,584,014)**	(1,047,984)
Production taxes		**(420,921)**	(491,371)
Exploration costs		**(634,859)**	(451,619)
Depreciation, depletion and amortisation		**(1,590,079)**	(1,295,221)
Dismantlement and site restoration allowance		**(59,810)**	(53,794)
Crude oil and product purchases	5	**(772,094)**	(1,327,994)
Selling and administrative expenses		**(358,105)**	(262,141)
Others		**(166,711)**	(206,650)
Total expenses		**(5,586,593)**	(5,136,774)
Profit from operating activities		**5,053,805**	6,104,131
Interest income		**79,498**	234,088
Interest expenses	6	**(138,213)**	(202,143)
Exchange (loss)/gain, net		**(146,269)**	175,778
Investment income		**102,287**	42,563
Share of profit of an associate		**38,577**	103,798
Non-operating gain /(loss), net		**2,417**	(1,787)
Profit before tax		**4,992,102**	6,456,428
Tax	7	**(1,373,241)**	(1,838,330)
Net profit		**3,618,861**	4,618,098
Earnings per share – Basic	8	**RMB0.44**	RMB0.60
– Diluted	8	**RMB0.44**	RMB0.60
Interim dividend declared HK$0.11 (2001: HK$0.10) per share	14	**958,314**	871,194

CONSOLIDATED BALANCE SHEET

As at 30 June 2002

(All amounts expressed in thousands of Renminbi)

	Notes	**30 June 2002 (unaudited)**	31 December 2001 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment, net	*9*	**33,675,179**	23,827,499
Investment in an associate		**440,567**	461,990
		34,115,746	24,289,489
Current assets			
Cash and cash equivalents		**7,840,092**	6,393,724
Time deposits with maturities of three months or more		**1,250,000**	2,050,000
Accounts receivable, net	*10*	**2,255,613**	1,194,180
Inventories and supplies		**726,344**	627,337
Short term investments		**7,562,965**	8,895,804
Due from related companies		**346,716**	176,519
Other current assets		**922,410**	692,595
		20,904,140	20,030,159
Total assets		**55,019,886**	44,319,648
EQUITY AND LIABILITIES			
Non-current liabilities			
6.375% long term guaranteed notes	*11*	**4,065,445**	–
Long term bank loans		**2,696,606**	3,255,699
Dismantlement and site restoration allowance		**1,946,846**	1,598,130
Deferred tax liabilities		**5,986,060**	1,763,637
		14,694,957	6,617,466
Current liabilities			
Current portion of long term bank loans		**178,832**	1,231,840
Accounts payable	*12*	**1,647,470**	591,624
Other payables and accrued liabilities		**1,110,380**	813,146
Due to parent company		**164,962**	125,493
Due to related companies		**328,744**	157,823
Taxes payable		**971,788**	1,471,750
		4,402,176	4,391,676
Total liabilities		**19,097,133**	11,009,142
Shareholders' equity			
Share capital	*13*	**876,978**	876,978
Reserves		**35,045,775**	32,433,528
Total equity		**35,922,753**	33,310,506
Total equity and liabilities		**55,019,886**	44,319,648

STATEMENT OF CHANGES IN EQUITY

As at 30 June 2002

(All amounts expressed in thousands of Renminbi)

	Share capital	Share premium	Revaluation reserve	Cumulative translation reserve	Statutory reserves	Retained earnings	Total
Unaudited							
Balances at 1 January 2001	701,181	10,835,438	274,671	(6,350)	948,338	3,368,525	16,121,803
Issuance of ordinary shares	175,797	9,925,767	–	–	–	–	10,101,564
Net profit for the period	–	–	–	–	–	4,618,098	4,618,098
Foreign currency translation differences	–	–	–	907	–	–	907
Balances at 30 June 2001	876,978	20,761,205	274,671	(5,443)	948,338	7,986,623	30,842,372
Unaudited							
Balances at 1 January 2002 as previously stated	876,978	20,761,205	274,671	(5,648)	1,535,360	9,867,940	33,310,506
Cumulative effect of change in accounting policy *(Note 3)*	–	–	–	–	–	298,157	298,157
Balances at 1 January 2002 as restated	876,978	20,761,205	274,671	(5,648)	1,535,360	10,166,097	33,608,663
Net profit for the period	–	–	–	–	–	3,618,861	3,618,861
Dividends *(Note 14)*	–	–	–	–	–	(1,306,740)	(1,306,740)
Foreign currency translation differences	–	–	–	1,969	–	–	1,969
Balance at 30 June 2002	876,978	20,761,205	274,671	(3,679)	1,535,360	12,478,218	35,922,753

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Six months ended 30 June 2002

(All amounts expressed in thousands of Renminbi)

	Six months ended 30 June	
	2002	2001
	(unaudited)	(unaudited)
Net cash inflow from operating activities	**4,349,312**	3,422,264
Net cash used in investing activities	**(4,476,833)**	(7,902,549)
Net cash flow before financing	**(127,521)**	(4,480,285)
Net cash flow from financing	**1,571,920**	9,281,331
Net increase in cash and cash equivalents	**1,444,399**	4,801,046
Cash and cash equivalents at beginning of the period	**6,393,724**	2,796,627
Effect of exchange rate changes	**1,969**	907
Cash and cash equivalents at end of the period	**7,840,092**	7,598,580

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the "Company") was incorporated in Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999. The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum. The directors of the Company consider China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC, as the ultimate parent company.

As at 30 June 2002, the Company had direct or indirect interests in the following principal subsidiaries and an associate:

Name of entity	Place and date of incorporation/ establishment	Percentage of equity interest attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Directly held subsidiaries:				
CNOOC China Limited	Tianjin, the PRC 15 September 1999	100%	RMB10 billion	Offshore petroleum exploration, development, production, and sales in the PRC
CNOOC International Limited	British Virgin Islands 23 August 1999	100%	US$2	Investment holding
China Offshore Oil (Singapore) International Pte. Ltd.	Singapore 14 May 1993	100%	S$3 million	Sales and marketing of petroleum outside of the PRC
CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	100%	US$1,000	Bond issuance
Indirectly held subsidiaries:				
Malacca Petroleum Limited	Bermuda 2 November 1995	100%	US$12,000	Investment holding
OOGC America, Inc.	State of Delaware, United States of America 2 September 1997	100%	US$1,000	Investment holding
OOGC Malacca Limited	Bermuda 2 November 1995	100%	US$12,000	Investment holding
CNOOC Southeast Asia Limited	Bermuda 16 May 1997	100%	US$12,000	Investment holding
CNOOC Southeast Sumatra, B.V.	The Netherlands 25 November 1996	100%	NLG41,000	Offshore petroleum exploration, development and production in Indonesia
CNOOC (Sumatra E&P) Limited	The Cayman Islands 13 August 1987	100%	US$2	Offshore petroleum exploration, development and production in Indonesia

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place and date of incorporation/ establishment	Percentage of equity interest attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Indirectly held subsidiaries:				
CNOOC Exploracion Sunda, B.V.	The Netherlands 11 June 1971	100%	NLG1,000,000	Offshore petroleum exploration, development and production in Indonesia
CNOOC (Java) E&P Limited	The Cayman Islands 13 August 1987	100%	US$2	Offshore petroleum exploration, development and production in Indonesia
CNOOC Java Baratlaut B.V.	The Netherlands 25 November 1996	100%	NLG41,000	Offshore petroleum exploration, development and production in Indonesia
CNOOC Madura, B.V.	The Netherlands 8 October 1997	100%	NLG40,000	Offshore petroleum exploration, development and production in Indonesia
CNOOC Poleng, B.V.	The Netherlands 8 October 1997	100%	NLG40,000	Offshore petroleum exploration, development and production in Indonesia
CNOOC Blora Limited	The Cayman Islands 3 December 1996	100%	US$100	Onshore petroleum exploration, development and production in Indonesia
PT IIAPCO	Indonesia 26 December 1996	100%	US$500,000	Provision of technical services
Associate:				
Shanghai Petroleum and Natural Gas Company Limited	Shanghai, the PRC 7 September 1992	30%	RMB900 million	Offshore petroleum exploration, development, production and sales in South Yellow Sea and East China Sea

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting".

The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2001, except as disclosed in note 3 below, that the Group has changed its accounting policy related to dismantlement and site restoration allowance in compliance with SSAP 28 "Provisions, contingent liabilities and contingent assets" issued in 2001 and changed certain of its accounting policies following the adoption of the following new or revised SSAPs issued by the Hong Kong Society of Accountants.

SSAP 1 (revised)	Presentation of financial statements
SSAP 2 (revised)	Net profit or loss for the period, fundamental errors and change in accounting policies
SSAP 11 (revised)	Foreign currency translation
SSAP 15 (revised)	Cash flow statements
SSAP 25 (revised)	Interim financial reporting
SSAP 34	Employee benefits

The impact of adopting the above new or revised Hong Kong SSAPs is not significant and, accordingly, no prior period adjustment has been made in the financial statements of the Group.

3. CHANGE IN ACCOUNTING POLICY

During the period, the Group changed its method of accounting for dismantlement and site restoration allowance in compliance with SSAP 28 "Provisions, contingent liabilities and contingent assets". SSAP 28 requires the provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

The effect of this change in accounting policy was to increase the retained earnings and property, plant and equipment, as at 1 January 2002 by RMB298,156,268 and RMB736,848,177, respectively, and to increase the dismantlement and site restoration allowance and deferred tax liabilities as at 1 January 2002 by RMB310,910,651 and RMB127,781,258, respectively. No adjustment was made to the prior year amounts as the impact on the financial statements for the year ended 31 December 2001 was not material.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

4. ACQUISITION

During the period, the Company acquired nine subsidiaries of Repsol YPF, S.A. which hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The assets acquired included a 65.3% interest in the Offshore Southeast Sumatra Contract Area production sharing contract, a 36.7% interest in the Offshore Northwest Java Contract Area production sharing contract, a 25.0% interest in the West Madura Offshore Block production sharing contract, a 50.0% interest in the Poleng Field technical assistance contract and a 16.7% interest in the Blora Block production sharing contract. The aggregate consideration for the acquisition was a total cash consideration of US$585 million (subject to adjustments). The effective date of the purchase agreement was 1 January 2002 and the profit of the acquired companies would accrue to the Group from that date. The acquisition was completed on 19 April 2002. Under the advice of the Company's auditors, the acquisition date for accounting purposes should be 19 April 2002 and for practical reasons, the operations of the acquired companies are included in the Company's consolidated financial statements from 1 April 2002. The profit accrued to the Group prior to 1 April 2002 has been treated as a purchase price reduction. The Company is in the process of obtaining third-party valuations of the oil and gas properties acquired and in the process of finalising the tax structure and agreeing the purchase price adjustments with the seller. Accordingly, the allocation of the purchase price is subject to refinement.

The following unaudited pro forma consolidated financial information reflects the results of the operation of the Company for the six months ended 30 June 2002, as if the acquisition described above had completed on 1 January 2002.

	Pro forma financial results for the six months ended 30 June 2002 (unaudited) RMB'000
Total revenue	**11,572,781**
Income before tax	**5,281,032**
Profit after tax	**3,769,105**
Earnings per share – Basic	**RMB0.46**
– Diluted	**RMB0.46**

5. OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil, and are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

Marketing revenues represent sales of oil purchased from the foreign partners under the production sharing contracts, and revenues from trading of oil through the Company's subsidiary in Singapore. The title, together with the risks and rewards of ownership of such oil, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The costs of the oil sold are included in the crude oil and product purchases.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

6. INTEREST EXPENSES

An amount of RMB37,806,457 (2001: nil) accretion expenses for dismantlement and restoration allowance as discussed in Note 3 above is recognised during the period.

7. TAX

(i) Income tax

The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations. During the current period, an amount of approximately RMB101 million tax exemption was deducted from the corporate income tax in accordance with the State Tax Bureau [2000] No. 90 regulation, <FIE purchase domestic equipment as investment>. The exemption is in the process of being approved by the relevant tax authorities but the directors consider that all the relevant requirements had been met as at 30 June 2002.

The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 26%, respectively for its oil trading activities and other income generating activities. The Company's subsidiaries owning interests in oil properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax of 44%. The nine subsidiaries of Repsol-YPF, S.A. in Indonesia acquired by the Company during the period are all subject to corporate and dividend tax at a rate of 48%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

(ii) Other taxes

CNOOC China Limited is required to pay the following taxes:

- production taxes equal to 5% of independent production and production under production sharing contracts; and

- business tax of 3% – 5% on other income.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

8. EARNINGS PER SHARE

	Six months ended 30 June	
	2002 (unaudited)	2001 (unaudited)
Earnings:		
Net profit for the period and earnings for the purpose of basic and diluted earnings per share	**RMB 3,618,861,000**	RMB 4,618,098,000
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**8,214,165,655**	7,649,324,517
Effect of dilutive potential ordinary shares under the share option scheme	**2,378,206**	651,256
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**8,216,543,861**	7,649,975,773
Earnings per share – Basic	**RMB0.44**	RMB0.60
– Diluted	**RMB0.44**	RMB0.60

9. PROPERTY, PLANT AND EQUIPMENT, NET

During the period, apart from the acquisition of oil and gas properties in Indonesia as discussed in Note 4 above, the Group acquired property, plant and equipment amounting to approximately RMB2,223,500,000 (2001: RMB1,676,747,000).

10. ACCOUNTS RECEIVABLE, NET

The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2002 and 31 December 2001, substantially all of the accounts receivable were aged within six months.

11. 6.375% LONG TERM GUARANTEED NOTES

On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

12. ACCOUNTS PAYABLE

As at 30 June 2002 and 31 December 2001, substantially all of the accounts payable were aged within six months.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

13. SHARE CAPTIAL

	Number of shares	Share capital HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
As at 30 June 2002 and 31 December 2001	15,000,000,000	1,500,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
As at 1 January 2001	6,557,575,755	655,758
Issue of shares during the initial public offering	1,656,589,900	165,659
As at 31 December 2001 *(audited)*	8,214,165,655	821,417
Ordinary shares of HK$0.10 each		
As at 30 June 2002 *(unaudited)*	8,214,165,655	821,417

14. DIVIDENDS

On 27 March 2002, the board of directors proposed a final dividend of HK$0.15 per share, recognised HK$1,232,124,848 (equivalent to RMB1,306,739,684) to its shareholders for the year ended 31 December 2001. The dividend distribution was approved by the shareholders in an annual meeting held on 6 June 2002. Subsequent to 30 June 2002, on 23 August 2002, the board of directors declared an interim dividend of HK$0.11 per share (2001: HK$0.10 per share), recognised HK$903,558,222, equivalent to approximately RMB958,314,000 (2001: RMB871,194,000).

15. SHARE OPTION SCHEME

The Company has a share option scheme which provides for the grant of options to the Company's senior management. Under this share option scheme, the remuneration committee of the Company's board of directors will from time to time propose for board's approval the recipient of and number of shares underlying each option. The scheme provides for issuance of options exercisable for shares granted under this scheme and the pre-global offering share option scheme as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the scheme from time to time.

The exercise price of an option will be determined by the board of directors at its discretion upon the grant date, as long as the price will not be less than a specified minimum which is the higher of:

- the nominal value of the shares; and

- 80% of the average of the closing prices of shares on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for the five trading days immediately preceding the date of grant of the option on which there are dealing in shares on the Hong Kong Stock Exchange.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

15. SHARE OPTION SCHEME (CONTINUED)

(a) On 27 August 2001, the board of directors approved under the above stock option scheme to grant options of 8,820,000 shares, and the exercise price is HK$6.16 per share. Options granted under this scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

- one-third of the shares subject to the option shall vest on the first anniversary of the date of the grant;
- one-third of the shares subject to the option shall vest on the second anniversary of the date of the grant; and
- one-third of the shares subject to the option shall vest on the third anniversary of the date of the grant.

The terms of the share option scheme were amended on 6 June 2002 to comply with the requirements set out in the new chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rule") which came into effect on 1 September 2001.

Under the amended share option scheme:

(i) share options may be granted to employees including any non-executive directors of the Group;

(ii) the option period shall commence on a day after the date the option was granted and shall end not later than 10 years from the date of grant;

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 6 June 2002;

(iv) subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the share option scheme when aggregated with any other share option schemes of the Group may be increased by increments provided that such increments shall not exceed 10% of the issued share capital of the Company as of the date of approval of such increments. Under any circumstances, the total number of shares to be issued upon exercise of all outstanding options shall not exceed 30% of the issued share capital of the Company;

(v) unless separately approved by shareholders of the Company in general meeting with the relevant participant and his/her associates abstaining from voting, the maximum number of shares in respect of which options may be granted to any participant together with any shares issued in respect of options which have been exercised by that participant and any shares which would be issued upon the exercise of the outstanding options granted to that participant in any 12 month period up to the date of the latest grant shall not exceed 1% of the issued share capital of the Company.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

15. SHARE OPTION SCHEME (CONTINUED)

(vi) the exercise price shall be determined by the board of directors and shall not be less than the higher of:

(a) the closing price of the shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the relevant date of grant of the options;

(b) the average closing price of the shares on the Stock Exchange as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of the options; and

(c) the nominal value of the shares;

(vii) any grant of share options to a Connected Person of the Company (as defined in the Listing Rules) must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options).

(b) On 4 February 2001, the Company adopted a pre-global offering share option scheme. Under this scheme, options of an aggregate of 4,620,000 shares were granted to the senior management on 12 March 2001. The exercise price is HK$5.95 per share. Options granted under this scheme will be exercisable, in whole or in part, in accordance with the following vesting schedule:

- 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

- 50% of the shares underlying the option shall vest 30 months after the date of the grant.

Outstanding options under the two options plans described above will remain in force for a maximum of 10 years from the grant date.

No options granted under the share option scheme and the pre-global offering share option scheme have been exercised since the date of grant and up to the date when the board of directors approved the interim financial statements.

16. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services and various other commercial arrangements.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

(i) Provision of materials, utilities and ancillary services

CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services for the term of three years from 9 September 1999.

The materials, utilities and ancillary services are provided at:

- state-prescribed prices;
- where there is no state-prescribed price, market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or
- where neither of the prices mentioned above is applicable, the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

(ii) Technical services

CNOOC China Limited has entered into technical service agreements with specialised companies formed by CNOOC. According to the agreements, the Group uses the technical services provided by these specialised companies, including:

- offshore drilling;
- ship tugging, oil tanker transportation and security services;
- well survey, well logging, well cementation and other related technical services;
- collection of geophysical data, ocean geological prospecting, and data processing; and
- design, construction, installation and test of offshore and onshore production facilities.

(iii) Research and development services

Under the terms of a general research and development services agreement with CNOOC's subsidiaries, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from 9 September 1999, an annual amount of RMB110,000,000, for the provision of the services, including the following:

- geophysical exploration services;
- seismic data processing;
- comprehensive exploration research services; and
- information technology services.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

16. RELATED PARTY TRANSACTIONS (CONTINUED)

(iv) Lease agreements

The Group has entered into lease agreements with affiliates of CNOOC for the leasing of various office, warehouse and residential premises for a three-year term commencing from 9 September 1999. Lease charges are based on market rates.

(v) Sales of crude oil, condensate oil and liquefied petroleum gas

The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the six months ended 30 June 2002, the total sales amounted to approximately RMB1,950,303,340.

The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and CNOOC and its affiliates.

	Six months ended 30 June 2002 (unaudited) RMB'000
Included in exploration costs:	
Provision of geological and geophysical services	**15,260**
Provision of research and development services	**73,254**
Provision of drilling services	**149,715**
Included in operating expenses:	
Provision of technological services	**6,899**
Provision of research and development services	**17,222**
Provision of oil transportation services	**73,776**
Provision of production related services	**53,624**
Provision of materials, utilities and ancillary services	**150,219**
Included in selling and administrative expenses:	
Rental for office leases	**27,033**
Provision of research and development services	**10,068**
Provision of other ancillary services	**67,746**
Capitalised under property, plant and equipment:	
Provision of oil and gas property construction services	**458,981**
Provision of drilling services	**173,076**
Provision of well measurement services	**39,934**

In addition to the recurring transactions described above, pursuant to a conditional agreement dated 27 August 2001, the Group will acquire interests in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC from CNOOC for a total consideration of US$45,000,000. As at 30 June 2002, the transaction has not been completed and the legal title of the reserves has not been passed to the Group. The amount paid was recorded as prepayments which is included in other current assets in the consolidated balance sheet.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

17. COMMITMENTS AND CONTINGENCIES

(i) Capital commitments

As at 30 June 2002, the Group had the following capital commitments, principally for the construction and purchase of oil and gas properties and equipment:

	30 June 2002 (unaudited) RMB'000	31 December 2001 (audited) RMB'000
Contracted for	**1,555,731**	1,606,700
Authorised, but not contracted for	**6,422,832**	5,183,690

As at 30 June 2002, the Group had unutilised banking facilities amounting to approximately RMB10,474,803,000 (2001: RMB7,599,371,000) to finance development of oil and gas properties. The Group had no significant contingent liabilities as at 30 June 2002.

(ii) Research and development commitments

As referred to note 16 (iii), the remaining commitments for research and development services to be provided by the Centre as at 30 June 2002 amounted to approximately RMB47,345,000. (2001: RMB83,382,500).

(iii) Operating lease commitments

Operating lease commitments as at 30 June 2002 amounted to approximately RMB63,757,000 (2001:RMB94,079,000) and were as follows:

	30 June 2002 (unaudited) RMB'000	31 December 2001 (audited) RMB'000
Commitment due:		
– Within one year	**44,399**	48,789
– After one year but within two years	**19,358**	45,290
	63,757	94,079

(iv) Commitment to invest in development of Australia's gas project

In August 2001, the Company signed a Memorandum of Understanding to explore the feasibility of acquiring an equity interest in oil and gas assets in a large natural gas field in Australia, and to develop the natural gas market in coastal China. In November 2001, the Company entered into a heads of agreement (the "Agreement") on a joint venture to develop Northwest Shelf gas in Australia. The Company agreed to co-invest in the development of the Australian Northwest Shelf gas project and to produce and process liquefied natural gas to sell to the China market, subject to the successful bid of the joint venture for the contract to supply liquefied natural gas to an import facility in Guangdong Province, in which CNOOC, the parent company, has an equity interest. The negotiations are currently ongoing as at 30 June 2002. See note 20 for latest development.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

17. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(v) Financial instruments

As at 30 June 2002, the Group had currency swap contracts with a financial institution for the sales of United States dollars ("US$") in an exchange for Japanese Yen ("JPY") in order to hedge certain JPY denominated loan repayments in the future.

The details of the exchange are as follows:

	30 June 2002		30 June 2001	
	Notional contract amount (JPY '000)	**Weighted contractual exchange rate (JPY / US$)**	Notional contract amount (JPY '000)	Weighted contractual exchange rate (JPY / US$)
Year				
2001	–	–	135,735	95.00
2002	**135,735**	**95.00**	271,470	95.00
2003	**271,470**	**95.00**	271,470	95.00
2004	**271,470**	**95.00**	271,470	95.00
2005	**271,470**	**95.00**	271,470	95.00
2006	**271,470**	**95.00**	271,470	95.00
2007	**271,470**	**95.00**	271,470	95.00

18. SEGMENT INFORMATION

The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. An analysis of the Group's turnover and operating results by principal activity and geographical area of operations for the six months ended 30 June 2002 is as follows:

	For the six months ended 30 June 2002	
	Turnover (unaudited) RMB'000	**Operating profit (unaudited) RMB'000**
By principal activity:		
Production sharing contracts ("PSC")	**5,031,873**	**2,605,239**
Independent operations	**4,810,194**	**2,239,237**
Trading business	**794,063**	**21,969**
Unallocated	**4,268**	**(1,247,584)**
	10,640,398	**3,618,861**

Approximately 89% of the total revenue of the Group is contributed by PRC customers.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

19. ADDITIONAL FINANCIAL INFORMATION

As at 30 June 2002, net current assets and total assets less current liabilities of the Group amounted to approximately RMB16,501,964,000 and RMB50,617,710,000 (2001: RMB15,638,483,000 and RMB39,927,972,000), respectively.

20. SUBSEQUENT EVENT

Further to the heads of agreement entered into by the Company with respect to a joint venture to develop Northwest Shelf gas in Australia ("NWS Gas Project") in November 2001, the Company received an offer to acquire an interest in the upstream production and reserves of NWS Gas Project in August 2002. The preliminary terms envisage the Company paying approximately US$320 million to purchase an approximate 5% interest in the upstream reserves of the NWS Gas Project. Under the terms of the offer, the Company would also assume a 25% interest in the China LNG Joint Venture ("CLNG JV"), which will be established to supply LNG from the NWS Gas Project to the Guangdong LNG terminal. As of the date of these interim financial statements, which were approved by the Board of the Directors, the Company had not yet accepted the offer.

21. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP

The accounting policies adopted by the Group conform with Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

(a) Net profit and equity

(i) Revaluation of land and buildings

The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation is based on the revalued amount. Additional depreciation arising from the revaluation for the six months ended 30 June 2002 was approximately RMB4,578,000 (2001: RMB4,578,000). Under U.S. GAAP, property, plant and equipment is required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under U.S.GAAP.

(ii) Short-term investments

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Under U.S. GAAP, related unrealised gains and losses are excluded from current period earnings.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

21. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

(a) Net profit and equity (continued)

(iii) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under U.S. GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 was issued in August 2001 and is effective for fiscal years beginning after 15 December 2001. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The accounting model for long-lived assets to be disposed of by sale is used for all long-lived assets, whether previously held and used, or newly acquired.

SFAS 144 requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows discounted at 10%. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows discounted at 10%. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under U.S. GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the six months period ended 30 June 2002, there was no impairment losses recognised under Hong Kong GAAP and U.S. GAAP and no reversal of the recovery of previous impairment charges has been recorded under Hong Kong GAAP.

(iv) Stock compensation schemes

As described in Note 15 to the interim financial statements, as at 30 June 2002, the Group had two stock option schemes. The Group applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for these stock option schemes. Accordingly, compensation costs that have been recognised for the stock option schemes were RMB1,376,000 for the six months ended 30 June 2002.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

21. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

(a) Net profit and equity (continued)

(v) Dismantlement and site restoration allowance

HK GAAP requires the provision of dismantlement and site restoration allowance to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. However, under U.S. GAAP, the provisions of dismantlement and site restoration allowance are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

For the six months ended 30 June 2002, there was no significant effect to the income statement. The impact on the consolidated balance sheet as at 30 June 2002 is summarised below.

Increase (decrease) in caption heading	**30 June 2002 (unaudited) RMB'000**
Property, plant and equipment, net	**(677,038)**
Dismantlement and site restoration allowance	**(251,100)**
Deferred tax liabilities	**(127,781)**
Reserves	**(298,157)**

Effects on net profit and equity of the above significant differences between Hong Kong GAAP and U.S. GAAP are summarised below:

	Net profit Six months ended 30 June	
	2002 (unaudited)	2001 (unaudited)
As reported under Hong Kong GAAP	**3,618,861**	4,618,098
Impact of U.S. GAAP adjustments:		
– Reversal of additional depreciation, depletion and amortisation charges arising from the revaluation surplus on land buildings	**4,578**	4,578
– Unrealised gains from available-for-sale investments in marketable securities	**(5,458)**	(34,739)
– Recognition of stock compensation cost	**(1,376)**	–
Net profit as restated under U.S. GAAP	**3,616,605**	4,587,937
Net profit per share under U.S. GAAP		
– Basic	**RMB0.44**	RMB0.60
– Diluted	**RMB0.44**	RMB0.60

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

21. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

(a) Net profit and equity (continued)

	Equity	
	30 June 2002 (unaudited) RMB'000	31 December 2001 (audited) RMB'000
As reported under Hong Kong GAAP	**35,922,753**	33,310,506
Impact of U.S. GAAP adjustments:		
– Reversal of revaluation surplus on land and buildings	**(274,671)**	(274,671)
– Reversal of additional depreciation, depletion and amortisation charges arising from the revaluation surplus on land buildings	**21,317**	16,739
– Reversal of cumulated adjustment for change in accounting policy of dismantlement and site restoration allowance recorded	**(298,157)**	–
As restated under U.S. GAAP	**35,371,242**	33,052,574

(b) Comprehensive income

According to SFAS No.130, it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses which under U.S. GAAP, are included in comprehensive income and excluded from net income.

	Six months ended 30 June	
	2002 (unaudited) RMB'000	2001 (unaudited) RMB'000
Net income under U.S. GAAP	**3,616,605**	4,587,937
Other comprehensive income:		
– Foreign currency translation adjustments	**1,969**	907
– Unrealised gains on short term investments	**5,458**	34,739
	3,624,032	4,623,583

(c) Derivative instruments

The Group had a currency swap contract with a financial institution to sell United States dollars in exchange for JPY in order to hedge certain JPY denominated loan repayments in the future. In accordance with SFAS No. 133 "Accounting for derivatives instruments and hedging activities", the derivative contract was recorded as "Other payables and accrued liabilities" in the accompanying consolidated balance sheet at fair value. For the six months ended 30 June 2002, the Group recognised related changes in fair value, a gain of RMB10,000,000 (2001: loss of RMB36,311,000), and included the amount in "Exchange (loss)/gain, net" in the consolidated income statement.

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)

21. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

(d) Accounting for asset retirement obligations

On 15 August 2001, SFAS No. 143 "Accounting for asset retirement obligations" ("SFAS No. 143") was released and will be effective for the fiscal years beginning after 15 June 2002. The Statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further under the Statement, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised.

Adoption of the statement will likely result in increase in both costs of assets and total liabilities. The Group is currently assessing these matters and has not yet determined whether or the extent to which they will affect the financial statements.

22. APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements for the six months ended 30 June 2002 were approved by the Board of Directors on 23 August 2002.

ERNST & YOUNG
安永會計師事務所

To the Board of Directors
CNOOC Limited (the "Company")

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 set out on pages 5 to 26.

DIRECTOR'S RESPONSIBILITIES

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

Ernst & Young
Certified Public Accountants

Hong Kong
23 August 2002

DISCLOSURE OF INFORMATION

Amendments to share option scheme

On 4 February 2001, the Company adopted a share option scheme for the purposes of recognizing the contribution that certain individuals have made to the Company and attracting and retaining the best available personnel to the Company. The terms of the share option scheme were amended on 6 June 2002 to comply with the requirements set out in the new chapter 17 of the Listing Rules which came into effect on 1 September 2001. Under the amended share option scheme:

(i) share options may be granted to employees including any non-executive directors of the Group;

(ii) the option period shall commence on a day after the date the option was granted and shall end not later than 10 years from the date of grant;

(iii) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 6 June 2002;

(iv) subject to the approval of the shareholders of the Company in general meetings, the maximum number of shares to be issued under the share option scheme when aggregated with any other share option schemes of the Group may be increased by increments provided that such increments shall not exceed 10% of the issued share capital of the Company as of the date of approval of such increments. Under any circumstances, the total number of shares to be issued upon exercise of all outstanding options shall not exceed 30% of the issued share capital of the Company;

(v) unless separately approved by shareholders of the Company in general meeting with the relevant participant and his/her associates abstaining from voting, the maximum number of shares in respect of which options may be granted to any participant together with any shares issued in respect of options which have been exercised by that participant and any shares which would be issued upon the exercise of the outstanding options granted to that participant in any 12 month period up to the date of the latest grant shall not exceed 1% of the issued share capital of the Company.

(vi) the exercise price shall be determined by the board of directors and shall not be less than the higher of:

(a) the closing price of the shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") as stated in the Stock Exchange's quotation sheets on the relevant date of grant of the options;

(b) the average closing price of the shares on the Stock Exchange as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of the options; and

(c) the nominal value of the shares;

(vii) any grant of share options to a Connected Person of the Company (as defined in the Listing Rules) must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options).

As at 30 June 2002, save as disclosed herein, the information in relation to the matters set out in paragraph 32 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") did not change materially from the information disclosed in the annual report of the Company for the year 2001.

SHARE OPTION SCHEME

As at 30 June 2002, the Company had granted 8,820,000 share options under the share option scheme, of which 1,660,000 options have been granted to the directors and the chief executive of the Company. Please refer to the section on "Director's Interest in the Securities of the Company and Right to Acquire Shares" for further details.

All share options under the share option scheme were granted on 27 August 2001 and are exercisable not later than 10 years from the effective date as provided in the share option scheme. The vesting periods of such share options are as follows:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of grant;

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of grant.

As at 30 June 2002, no options granted under the share option scheme have been exercised.

PRE-GLOBAL OFFERING SHARE OPTION SCHEME

As at 30 June 2002, the Company had granted 4,620,000 share options under the pre-global offering share option scheme, of which 1,690,000 options have been granted to the directors and the chief executive of the Company. Please refer to the section on "Director's Interest in the Securities of the Company and Right to Acquire Shares" for further details.

All share options under the pre-global offering share option scheme were granted on 12 March, 2001 and are exercisable not later than 10 years from the effective date as provided in the pre-global offering share option scheme. The vesting periods of such share options are as follows:

1. 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

2. 50% of the shares underlying the option shall vest 30 months from the date of the grant.

As at 30 June 2002, no options granted under the pre-global offering share option scheme have been exercised.

DIRECTOR'S INTEREST IN THE SECURITIES OF THE COMPANY AND RIGHT TO ACQUIRE SHARES

As at 30 June 2002, the interest of the directors and the chief executive of the Company in the equity securities of the Company or any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "Ordinance") as recorded in the register required to be kept under section 29 of the Ordinance were as follows:

Director	Company	Personal Interest
So Chak Kwong	CNOOC Limited	30,000 Ordinary Shares

As at 30 June 2002, the directors and the chief executive of the Company had share options granted pursuant to the pre-global offering share option scheme, details of which are set out below:

Name of Grantee	Date of Grant	Exercise Price (HK$)	No. of Options
Wei Liucheng	March 12, 2001	5.95	500,000
Fu Chengyu	March 12, 2001	5.95	350,000
Jiang Longsheng	March 12, 2001	5.95	280,000
Zhou Shouwei	March 12, 2001	5.95	280,000
Luo Han	March 12, 2001	5.95	280,000

As at 30 June 2002, the directors and the chief executive of the Company had share options granted pursuant to the share option scheme, details of which are set out below:

Name of Grantee	Date of Grant	Exercise Price (HK$)	No. of Options
Wei Liucheng	August 27, 2001	6.16	500,000
Fu Chengyu	August 27, 2001	6.16	350,000
Jiang Longsheng	August 27, 2001	6.16	230,000
Zhou Shouwei	August 27, 2001	6.16	350,000
Luo Han	August 27, 2001	6.16	230,000

Apart from the foregoing, as at 30 June 2002, there was no other interest or right recorded in the register required to be kept under section 29 of the Ordinance.

SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

As at June 30, 2002, so far as is known to the Directors, the following person was directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote at the general meeting of the Company. Such person has no options in respect of such capital:

Name of the person	No. of Ordinary Shares
CNOOC (BVI) Limited	5,800,000,000

Apart from the foregoing, no person or corporation had any interest in the share capital of the Company as recorded in the register required to be kept under section 16(1) of the Ordinance as having an interest in 10% or more of the issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

During the six months ended June 30, 2002, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK$0.11 per share to shareholders whose name appears on the Register of Members of the Company on 23 September 2002. The dividend will be paid on 27 September 2002.

The Register of Members will be closed from 18 September 2002 to 23 September 2002 (both days inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, Room 1712, 17th floor, Hopewell Centre, Queen's Road East, Wanchai, Hong Kong, not later than 4.00 pm on 17 September 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2002, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

By order of the Board
Cao Yunshi
Company Secretary

Hong Kong, August 23, 2002

Registered office:
65/F, Bank of China Tower,
1 Garden Road,
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing office:
CNOOC Tower,
No.6 Dong Zhi Men Wai Xiao Jie,
Beijing, 100027, China
Zip Code: 100027
Tel: (8610) 8452 1604
Fax: (8610) 6460 2503
Website: www.cnoocltd.com

Investor / Public Relations:
Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing
Tel: (8610) 8452 1646
Fax: (8610) 8452 1441
E-mail: xiaozw@cnooc.com.cn

目錄

董事長致詞

儘管上半年全球經濟發展放緩，油價走勢疲弱，但公司的經營保持了強勁的勢頭。二零零二年四月，公司抓住機遇以極具吸引力的價格購買了西班牙瑞普索公司九家附屬公司在印尼合共擁有的五項油氣資產的工作權益，進一步加強了本公司在亞太地區的地位。雖然實現的油氣價格降低，備考油氣銷售收入仍較去年同期上升了10%。二零零二年三月，本公司利用國際市場利息率較低的時機，發行了5億美元10年期的擔保債券。單位成本繼續得到了嚴格控制，保持了競爭力。同時在本報告期內，加大了對油田開發的資本投資和勘探活動的力度，這兩點是我們成長戰略的核心。

經營業績

截至二零零二年六月三十日止六個月，本公司油氣生產有顯著增長，上半年備考油氣合計日產量達到340,321桶油當量，較去年同期增長30.1%。其中備考原油淨產量達到292,964桶／天，備考天然氣淨產量為279百萬立方英尺／天，分別較去年同期增長27.5%和46.5%。然而，截至二零零二年六月三十日止六個月，公司報告的不包括印尼作業第一季度產量的淨油氣合計日產量為307,334桶油當量，比去年同期日產量增長了17.5%。報告的原油淨產量仍達到267,130桶／天，比去年同期增長16.2%。報告的天然氣淨產量為238百萬立方英尺／天，比去年同期增長25.3%。增加的油氣產量既是中國海域油氣日產量提高的反映，也反映了收購瑞普索公司附屬公司後給公司增加的產能。實現的油價為21.81美元／桶，氣價為3.07美元／千立方英尺。

儘管平均實現的油價與去年同期相比下降了15.5 %，本公司通過勘探生產活動共獲得人民幣105.6億元的備考油氣銷售收入，較上年同期的人民幣95.6億元有10%的增長。由於國際油價下跌， 原油貿易的銷售額和毛利潤分別為人民幣7.9億元和人民幣2,200萬元，而二零零一年同期為人民幣13.8億元和人民幣4,950萬元。本公司於本報告期內的備考總收入為人民幣115.7億元，備考稅前利潤為人民幣52.8億元，備考稅後淨利潤為人民幣37.7億元。公司對印尼作業的利潤從第二季度起進行合併，報告的實現總收入為人民幣106.4億元，比去年同期減少5.3% 。報告的油氣銷售收入為人民幣96.3億元，與去年同期基本持平。本公司報告的稅前利潤為人民幣49.9億元， 比二零零一年同期的人民幣64.6億元下降了22.8%。二零零二年上半年，本公司報告的稅後淨利潤為人民幣36.2億元，比去年同期的人民幣46.2億元下降了21.6%。本公司每股基本和攤薄淨收益為人民幣0.44元。

上半年勘探活動成果顯著，期間共獲得九個發現：其中自營勘探發現了旅大4-2，旅大10-1，秦皇島34-3，蓬萊2-2，番禺30-1和崖城13-4等六個含油氣構造，合作勘探發現了旅大27-2，曹妃甸11-3和曹妃甸16-1三個含油氣構造。此外，本公司及其合作夥伴對較早前發現的含油氣構造鑽了8口成功的評價井，證實了旅大4-2，旅大5-2 ，旅大10-1，旅大27-2，崖城13-4，曹妃甸12-1S的油氣儲層和產能，達到了預期效果。

本報告期內公司增加了油氣開發投資，這是本公司近期產量增長的動力。本公司的5個在開發油氣田項目按計劃運行。秦皇島32-6油田的C、D平台和文昌13-1／13-2項目順利投產。東方1-1項目、蓬萊19-3項目和番禺4-2／5-1項目都在按計劃進行。

本公司始終非常重視安全和環境保護。今年上半年事故率為0.12次／20萬人小時，較去年同期的0.24次／20萬人小時下降50%；誤工率為0.15天／20萬人小時，遠低於去年同期的1.00天／20萬人小時。

未來計劃及前景

二零零二年下半年，本公司將繼續堅持既定的生產和發展戰略。

- 本公司將集中力量達到本公司今年的油氣生產目標，並控制成本，努力實現本公司的發展目標。

- 本公司將繼續開展積極的自營及合作勘探以增加儲量。

- 本公司將積極探討和發展天然氣相關業務。作為一體化的LNG戰略，本公司將在加快勘探開發海上天然氣資源的同時，積極尋找參與LNG項目有關的海外氣田開發等業務。

- 與此同時，本公司將進一步加強管理，充分利用現代管理和科學技術提高效率，以保持和努力進一步降低業已具有國際競爭力的成本結構。

* **備考： 印尼作業自二零零二年一月一日起計入**

衛留成
主席兼首席執行官

香港，二零零二年八月二十三日

財務摘要／主要指標

	截至六月三十日止六個月	
	2002	2001
淨利潤，人民幣百萬元	**3,618.9**	4,618.1
每股盈利，人民幣元	**0.44**	0.60
EBITDE，人民幣百萬元（註）	**7,481.8**	8,049.3
油氣銷售收入，人民幣百萬元	**9,628.9**	9,562.0
收入合計，人民幣百萬元	**10,640.4**	11,240.9
總產量		
石油，百萬桶	**48.4**	41.6
天然氣，十億立方英尺	**43.1**	34.4
合計，百萬桶油當量	**55.6**	47.3
日產量		
石油，桶	**267,130**	229,824
天然氣，百萬立方英尺	**238.0**	190.1
合計，桶油當量	**307,334**	261,504

註： EBITDE是指扣除利息收入、利息支出、所得税、折舊、折耗及攤銷、油田拆除及現場恢復撥備、勘探成本和匯兑損益的利潤。

合併利潤表

截至二零零二年六月三十日止六個月
（除每股數據外，所有金額均以人民幣千元為單位）

	附註	截至六月三十日止六個月 二零零二年（未經審計）	截至六月三十日止六個月 二零零一年（未經審計）
收入			
油氣銷售收入	5	**9,628,871**	9,561,986
貿易收入	5	**794,063**	1,377,457
其他收入		**217,464**	301,462
收入合計		**10,640,398**	11,240,905
費用			
作業費用		**(1,584,014)**	(1,047,984)
產量税		**(420,921)**	(491,371)
勘探費用		**(634,859)**	(451,619)
折舊、折耗及攤銷		**(1,590,079)**	(1,295,221)
油田拆除及現場恢復撥備		**(59,810)**	(53,794)
原油及油品採購成本	5	**(772,094)**	(1,327,994)
銷售及管理費用		**(358,105)**	(262,141)
其他		**(166,711)**	(206,650)
費用合計		**(5,586,593)**	(5,136,774)
營業利潤		**5,053,805**	6,104,131
利息收入		**79,498**	234,088
利息費用	6	**(138,213)**	(202,143)
匯兑（損失）／收益,淨額		**(146,269)**	175,778
投資收益		**102,287**	42,563
聯營公司之利潤		**38,577**	103,798
營業外收入／（支出），淨額		**2,417**	(1,787)
税前利潤		**4,992,102**	6,456,428
所得税	7	**(1,373,241)**	(1,838,330)
淨利潤		**3,618,861**	4,618,098
每股盈利－基本	8	人民幣**0.44**元	人民幣0.60元
－攤薄	8	人民幣**0.44**元	人民幣0.60元
中期股利分配0.11港元／股（2001年：0.10港元／股）	14	**958,314**	871,194

合併資產負債表

二零零二年六月三十日
（所有金額均以人民幣千元為單位）

	附註	二零零二年六月三十日（未經審計）	二零零一年十二月三十一日（經審計）
資產			
非流動資產			
物業、廠房及設備，淨值	9	**33,675,179**	23,827,499
聯營公司投資		**440,567**	461,990
		34,115,746	24,289,489
流動資產			
現金及現金等價物		**7,840,092**	6,393,724
三個月及以上到期的定期存款		**1,250,000**	2,050,000
應收賬款，淨值	10	**2,255,613**	1,194,180
存貨及供應物		**726,344**	627,337
短期投資		**7,562,965**	8,895,804
應收關聯公司款項		**346,716**	176,519
其他流動資產		**922,410**	692,595
		20,904,140	20,030,159
資產總計		**55,019,886**	44,319,648
股東權益及負債			
非流動負債			
6.375%長期擔保債券	11	**4,065,445**	–
長期銀行借款		**2,696,606**	3,255,699
油田拆除及現場恢復撥備		**1,946,846**	1,598,130
遞延稅項		**5,986,060**	1,763,637
		14,694,957	6,617,466
流動負債			
長期銀行借款即期部分		**178,832**	1,231,840
應付賬款	12	**1,647,470**	591,624
其他應付款及預提費用		**1,110,380**	813,146
應付母公司款項		**164,962**	125,493
應付關聯公司款項		**328,744**	157,823
應交稅金		**971,788**	1,471,750
		4,402,176	4,391,676
負債總計		**19,097,133**	11,009,142
股東權益			
股本	13	**876,978**	876,978
儲備		**35,045,775**	32,433,528
股東權益總計		**35,922,753**	33,310,506
股東權益及負債總計		**55,019,886**	44,319,648

二零零二年六月三十日
（所有金額均以人民幣千元為單位）

	股本	股本溢價	重估儲備	累計 折算儲備	法定 儲備基金	留存收益	合計
（未經審計）							
期初餘額 （2001年1月1日）	701,181	10,835,438	274,671	(6,350)	948,338	3,368,525	16,121,803
普通股發行	175,797	9,925,767	–	–	–	–	10,101,564
本期淨利潤	–	–	–	–	–	4,618,098	4,618,098
滙兑折算差異	–	–	–	907	–	–	907
期末餘額 （2001年6月30日）	876,978	20,761,205	274,671	(5,443)	948,338	7,986,623	30,842,372
（未經審計）							
變更前期初餘額 （2002年1月1日）	876,978	20,761,205	274,671	(5,648)	1,535,360	9,867,940	33,310,506
會計政策變更累計影響 *（附註3）*	–	–	–	–	–	298,157	298,157
變更後期初餘額 （2002年1月1日）	876,978	20,761,205	274,671	(5,648)	1,535,360	10,166,097	33,608,663
本期淨利潤	–	–	–	–	–	3,618,861	3,618,861
股利 *（附註14）*	–	–	–	–	–	(1,306,740)	(1,306,740)
滙兑折算差異	–	–	–	1,969	–	–	1,969
期末餘額 （2002年6月30日）	876,978	20,761,205	274,671	(3,679)	1,535,360	12,478,218	35,922,753

合併現金流量表

截至二零零二年六月三十日止六個月
（所有金額均以人民幣千元為單位）

	截至二零零二年六月三十日止六個月（未經審計）	截至二零零一年六月三十日止六個月（未經審計）
經營活動產生的淨現金流入	**4,349,312**	3,422,264
投資活動使用的現金淨額	**(4,476,833)**	(7,902,549)
融資前的淨現金流入	**(127,521)**	(4,480,285)
融資活動產生的現金淨額	**1,571,920**	9,281,331
現金及現金等值物的淨增加額	**1,444,399**	4,801,046
現金及現金等價物的期初餘額	**6,393,724**	2,796,627
匯率變動的影響	**1,969**	907
現金及現金等價物的期末餘額	**7,840,092**	7,598,580

(除股數及另有說明外，所有金額均以人民幣元為單位)

1. 公司組織及主要經營活動

中國海洋石油有限公司(以下簡稱「本公司」)於一九九九年八月二十日在中華人民共和國(「中國」)香港特別行政區(「香港」)成立。本公司及其附屬公司(以下統稱「本集團」)主要從事原油及天然氣的勘探、開發、生產與銷售活動。本公司董事視於中國成立的中國海洋石油總公司(以下統稱「中國海油」)為最終控股公司。

於二零零二年六月三十日，本公司直接或間接擁有下列主要附屬公司及一家聯營公司的權益：

公司名稱	註冊地點及時間	集團佔股本權益百分比	已發行及繳足股本	主要業務
直接擁有的附屬公司：				
中海石油(中國)有限公司	中國天津 1999年9月15日	100%	人民幣100億元	在中國從事海上油氣勘探、開發、生產及銷售活動
中國海油國際有限公司	英屬處女群島 1999年8月23日	100%	2美元	投資控股
中國海油(新加坡)國際有限公司	新加坡 1993年5月14日	100%	300萬新加坡元	在中國境外從事油氣銷售及市場推廣活動
中國海油財務(2002)有限公司	英屬處女群島 2002年1月24日	100%	1,000美元	發行債券
間接擁有的附屬公司：				
馬六甲石油有限公司	百慕達 1995年11月2日	100%	12,000美元	投資控股
海外石油天然氣美國有限公司	美國特拉華州 1997年9月2日	100%	1,000美元	投資控股
海外石油天然氣馬六甲有限公司	百慕達 1995年11月2日	100%	12,000美元	投資控股
中國海油東南亞有限公司	百慕達 1997年5月16日	100%	12,000美元	投資控股
中國海油東南Sumatra, B.V.公司	荷蘭 1996年11月25日	100%	41,000荷蘭盾	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油(Sumatra E &P)有限公司	開曼群島 1987年8月13日	100%	2美元	在印度尼西亞從事海洋石油勘探、開發及生產活動

(除股數及另有說明外，所有金額均以人民幣元為單位)

1. 公司組織及主要經營活動(續)

公司名稱	註冊地點及時間	集團佔股本權益百分比	已發行及繳足股本	主要業務
間接擁有的附屬公司：				
中國海油Exploracion Sunda, B.V.公司	荷蘭 1971年6月11日	100%	1,000,000荷蘭盾	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油(Java) E&P有限公司	開曼群島 1987年8月13日	100%	2美元	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油Java Baratlaut B.V.公司	荷蘭 1996年11月25日	100%	41,000荷蘭盾	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油Madura,B.V.公司	荷蘭 1997年10月8日	100%	40,000荷蘭盾	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油Poleng,B.V.公司	荷蘭 1997年10月8日	100%	40,000荷蘭盾	在印度尼西亞從事海洋石油勘探、開發及生產活動
中國海油Blora 有限公司	開曼群島 1996年12月3日	100%	100美元	在印度尼西亞從事岸上石油勘探、開發及生產活動
PT IIAPCO	印度尼西亞 1996年12月26日	100%	500,000美元	提供油田技術服務
間接擁有的聯營公司：				
上海石油天然氣有限公司	中國上海 1992年9月7日	30%	人民幣9億元	在中國黃海南部和東海從事海上油氣的勘探、開發、生產及銷售活動

（除股數及另有説明外，所有金額均以人民幣元為單位）

2. 主要會計政策

財務報表除土地與房屋及短期投資按重估值計價外，均以歷史成本作為計價基準，並按照香港會計實務準則第25號「中期財務報告」的要求編製。

本公司編製截至二零零二年六月三十日止六個月中期財務報表所採用的主要會計政策與編製二零零一年度財務報表時是一致的，除了以下附註三所列的內容所述，本集團根據二零零一年頒佈的香港會計實務準則第28號「撥備、或有負債及或有資產」的規定，改變了會計政策中關於拆除費和現場恢復撥備的會計政策。同時本集團採用以下於香港會計師公會修訂的和新頒佈的香港會計實務準則及會計指引。

香港會計實務準則第1號（修訂版）	財務報告的表述
香港會計實務準則第2號（修訂版）	本期淨利潤／（損失）及會計政策的重大變動及錯誤
香港會計實務準則第11號（修訂版）	外幣折算
香港會計實務準則第15號（修訂版）	現金流量表
香港會計實務準則第25號（修訂版）	中期財務報告
香港會計實務準則第34號	員工福利

採用以上新頒佈或修訂的香港會計實務準則產生的影響不重大，因此，本集團並未對財務報表作出任何以前年度調整。

3. 會計政策變更

本集團根據香港會計實務準則第28號「撥備、或有負債及或有資產」的規定，於本期改變了關於拆除費和現場恢復撥備費的會計政策。香港會計實務準則第28號公告要求，無論拆除費和現場恢復撥備是按法律規定所必需的還是企業出於建設性的目的，有關撥備都應在當期記錄入賬。相關的成本則被資本化作為長期資產價值的一部分。該會計準則還要求將相關債務按公允價值折現後確認，折現率為債務確認時的無風險利率在考慮風險水平後做出適當調整的利率。在債務確認後的會計期間內，則需按照同一折現率水平逐年遞增。

此項會計政策變更引至期初未分配利潤和油氣資產分別增加人民幣298,156,268元及人民幣736,848,177元；期初拆除費和現場恢復撥備及期初遞延税項負債分別增加人民幣310,910,651元和人民幣127,781,258元。由於該變更對二零零一年十二月三十一日的財務報表影響不大，本集團並未對任何以前年度數字作出調整。

(除股數及另有說明外，所有金額均以人民幣元為單位)

4. 權益收購

本公司於本期相繼收購了西班牙瑞普索公司(Repsol YPF, S.A.)在印尼的九家附屬公司的權益。上述九家附屬公司通過石油產品分成合同及技術服務合同擁有位於印度尼西亞海上及陸上合同區域的作業及非作業性權益組合。本公司此次所收購的資產包括Offshore Southeast Sumatra合同區域石油產品分成合同65.3%的權益，Offshore Northwest Java合同區域石油產品分成合同36.7%的權益，West Madura海上石油產品分成合同25.0%的權益，Poleng油田技術服務合同50%的權益，以及Blora區域石泊產品分成合同16.7%的權益。

此次收購總代價為美元585,000,000元(仍待調整)。收購合同於二零零二年一月一日生效，其相關利潤已於當日起計入本集團賬內。收購已於二零零二年四月十九日完成。按本公司會計師之建議，本公司的合併財務報表應從二零零二年四月十九日起開始包括有關被收購權益的業務，但基於實際因素考慮，本公司的合併財務報表自二零零二年四月一日起開始包括有關被收購權益的業務。在二零零二年四月一日前所產生的利潤則沖減收購價格。目前，獨立方正在對上述油氣資產進行評估，並且本公司正在與有關方交涉最終的收購價格和在印尼的稅務安排問題。因此，收購成本在各附屬公司的分攤尚待細化。

以下未經審計的合併財務資料反映本公司截至二零零二年六月三十日止六個月的經營情況，這些財務資料是在假定上述收購已於二零零二年一月一日完成的基礎上做出的。

	備考財務資料 截至二零零二年 六月三十日止六個月 (未經審計) 人民幣千元
總收入	**11,572,781**
稅前利潤	**5,281,032**
淨利潤	**3,769,105**
每股盈利 — 基本	**人民幣0.46元**
— 攤薄	**人民幣0.46元**

5. 油氣銷售收入和貿易收入

油氣銷售收入為屬於本集團權益的油氣銷售收入扣除礦區使用費和政府留成油後公司的淨油氣銷售收入，在油氣所有權及相關的風險及回報已轉移到客戶時按油氣銷售的發票面值確認。

油氣貿易收入指本集團銷售自石油產品分成合同中從外國合作方購入的原油及通過本公司在新加坡的附屬公司銷售原油的收入。該等石油的所有權及其有關的風險和回報均於本集團向客戶出售上述石油之前自外國合作方和其他非關聯的油氣公司轉移至本集團，油氣貿易的成本載列於原油及油品採購成本中。

（除股數及另有說明外，所有金額均以人民幣元為單位）

6. 利息支出

如附註三所述的會計政策變更，本公司於本期增加了人民幣37,806,457元（二零零一年：人民幣零元）相關拆除費和現場恢復撥備費的利息支出。

7. 稅項

(i) 所得稅

本公司及其附屬公司須就各自辦公和經營所在地的稅收轄區取得的收入以經營實體為基礎交納所得稅。由於本公司目前沒有來源於香港的任何應稅所得，因此毋須交納香港利得稅。

本公司於中國的附屬公司中海石油（中國）有限公司為一外商獨資經營企業，按有關現行稅務法規免交3%的地方所得稅，適用30%的企業所得稅稅率。在本期內，根據國家稅務局國稅發[2000]90號《關於外企購買國產設備投資抵免企業所得稅的通知》的文件的相關規定，本公司於本期記錄入賬約為人民幣1.01億元的所得稅減免。目前有關稅務主管部門仍在對此所得稅減免事項進行審批。截至二零零二年六月三十日止，董事會認為所有所得稅減免要求均符合相關規定。

本公司設在新加坡的附屬公司，中國海油（新加坡）國際有限公司，應分別就其原油貿易活動和其他經營活動的收入分別繳納10%和26%的所得稅。本公司於印度尼西亞沿馬六甲海峽擁有油氣資產權益的附屬公司應交納44%的公司所得稅和股利稅，本公司從西班牙瑞普索公司收購的位於印度尼西亞的九家子公司應繳納48%的公司所得稅和股利稅。本公司的其他附屬公司在本期內均無需向其各自所在地的稅收管轄區交納任何所得稅。

(ii) 其他稅項

中海石油（中國）有限公司須支付以下稅項：

- 自營及按石油產品分成合同生產的產量稅為5%；及
- 其他收入須交納3%至5%的營業稅。

(除股數及另有說明外，所有金額均以人民幣元為單位)

8. 每股盈利

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審計)	(未經審計)
盈利：		
本期淨利潤	**人民幣3,618,861,000元**	人民幣4,618,098,000元
股份數：		
加權平均普通股股數	**8,214,165,655**	7,649,324,517
股份期權計劃引起的普通股攤薄的影響	**2,378,206**	651,256
攤薄後加權平均普通股股數	**8,216,543,861**	7,649,975,773
每股盈利 — 基本	**人民幣0.44元**	人民幣0.60元
— 攤薄	**人民幣0.44元**	人民幣0.60元

9. 物業、廠房及設備，淨值

截至二零零二年六月三十日止六個月，除了在附註四中所述的在印度尼西亞收購的油氣資產之外，本集團共購建物業、廠房及設備約人民幣2,223,500,000元(二零零一年：人民幣1,676,747,000元)。

10. 應收賬款，淨值

客戶須在油氣產品運送後三十天內支付貨款。於二零零二年六月三十日和二零零一年十二月三十一日，本集團絕大部分應收賬款的帳齡均在六個月之內。

11. 6.375%的長期擔保債券

中國海洋石油財務(2002)有限責任公司於二零零二年一月二十四日於英屬處女群島註冊成立，是本公司之全資附屬公司。該公司於二零零二年三月一日發行了本金為500,000,000美元，於二零一二年到期，利率為6.375%的擔保債券。本公司為該公司的債券發行提供無條件的、且不可撤銷的擔保。

12. 應付賬款

於二零零二年六月三十日和二零零一年十二月三十一日，本集團絕大部分應付賬款的帳齡均在六個月之內。

(除股數及另有說明外，所有金額均以人民幣元為單位)

13. 股本

	股數	股本 (港幣千元)
法定股本：		
每股面值為港幣0.10元的普通股		
於二零零二年六月三十日及		
二零零一年十二月三十一日	15,000,000,000	1,500,000
已發行及已繳足股本：		
每股面值為港幣0.10元的普通股		
於二零零一年一月一日	6,557,575,755	655,758
首次公開發售新股	1,656,589,900	165,659
於二零零一年十二月三十一日(經審計)	8,214,165,655	821,417
每股面值為港幣0.10元的普通股		
於二零零二年六月三十日(未經審計)	8,214,165,655	821,417

14. 股利

於二零零二年三月二十七日，本公司董事會作出建議向股東派發每股港幣0.15元的二零零一年度股利，共計港幣1,232,124,848元(折合人民幣1,306,739,684元)。股利分配方案在二零零二年六月六日召開的股東周年大會上通過。在二零零二年八月二十三日本公司董事會決議向股東派發中期股利，每股港幣0.11元(二零零一年：每股港幣0.10元)，共計港幣903,558,222元，共計約人民幣958,314,000元(二零零一年：人民幣871,194,000元)。

15. 股份期權計劃

本公司採納了一項股份期權計劃，向本公司高級管理人員授予股份期權。依據此股份期權計劃，本公司董事會的薪酬委員會將不時提請董事會批准此項期權的受益者及其接收認購股份的數目。該計劃和下述的全球發售前股份期權計劃下所發行的可行使期權股份不得超過扣除計劃下可行使期權股份後本公司發行在外的股份總額的10%。

行使股份期權的價格將由董事會於授予日決定，但該價格不得低於以下兩者之間的較高價：

- 股份的面值，及

- 授予期權日前最後5個有該股票交易活動的交易日內該股票在香港聯交所的平均收市價的80%。

（除股數及另有說明外，所有金額均以人民幣元為單位）

15. 股份期權計劃（續）

(a) 於二零零一年八月二十七日，本公司董事會決議批准根據其股份期權計劃已授出8,820,000股。行使價格為每股6.16港元。依據本計劃授予的股份期權可以根據以下授予時間表全部或部分行使：

1. 股份期權所代表的三分之一股份將在授予股份期權日期一周年歸屬；

2. 股份期權所代表的三分之一股份將在授予股份期權日期兩周年歸屬；

3. 股份期權所代表的三分之一股份將在授予股份期權日期三周年歸屬。

股份期權計劃的條款於2002年6月6日予以了修改，以符合於2001年9月1日生效的《香港聯合交易所有限公司證券上市規則》（「上市規則」）新增加的第17章中列出的規定。

在經修改後的股份期權計劃條款：

(i) 股份期權可授給予集團內員工包括非執行董事的雇員；

(ii) 期權期限應自授予期權日開始，但不得超過10年；

(iii) 與計劃授出的期權有關的股份最多不得超出公司截至2002年6月6日已發行股本的10%；

(iv) 在取得公司股東在股東大會上的批准前提下，股份期權項下將發行的股份數額，在與集團的任何其它股份期權累計相加時，可予以增加，但前提是上述的增加不得超出公司在批准上述增加之日的已發行股本的10%。在任何情況下，在行使了所有已發行的期權後，將發行的股份總數不得超出公司已發行股本的30%。

(v) 除非另外獲得了在有關參與人和其關聯人士棄權投票的股東大會上公司股東的批准，每名參與人在自上一次期權授予後的任何12個月內獲得授予的期權（包括已行使或未行使的期權）予以行使時所發行及將發行的股份不得超過公司已發行股本的1%。

（除股數及另有說明外，所有金額均以人民幣元為單位）

15. 股份期權計劃（續）

(vi) 行使價應由董事會確定，不得低於以下的較高者：

(a) 該股票在香港聯合交易所（「聯交所」）於有關期權授予日的日報表所載的收市價；

(b) 該股票在聯交所日報表上於有關期權授予日前五個交易日的平均收市價；及

(c) 該股票的票面價值；

(vii) 向公司的任何關聯人士授予股份期權必須獲得公司的獨立非執行董事的批准（但期權的被授予方為公司的任何獨立非執行董事時則除外）。

(b) 於二零零一年二月四日，本公司採納了一項全球發售前股份期權計劃。根據該計劃，本公司於二零零一年三月十二日向高級管理人員共授予總數為4,620,000股股份，行使價格為5.95港元，該計劃授予的股份期權將按下列時間表全部或部分授出：

1. 股份期權所代表的50%股份將在授予股份期權日期18個月後歸屬；

2. 股份期權所代表的50%股份將在授出股份期權日期30個月後歸屬。

上述期權自授予日起的最多十年內有效。

自認股權授予日起至董事會批准本財務報表日止，無任何參與人行使在股份期權計劃及全球發售前股份期權計劃授予的期權。

16. 關聯公司交易

關聯公司是指一間公司有能力對其他公司進行直接或間接的控制或對其財務及經營決策能作出重大影響。關聯公司亦包括處在共同控制或共同重大影響下的公司。

本集團與中國海油及其附屬公司訂立了若干協議，包括各種物料供應、動力及輔助性服務，提供技術服務，提供研究與開發服務以及其他各種商業協議。

(除股數及另有說明外,所有金額均以人民幣元為單位)

16. 關聯公司交易(續)

(i) 物料、動力和輔助性服務的供應

中海石油(中國)有限公司與中國海油的附屬公司簽署了若干有關材料、動力及輔助性服務的供應協議。根據該等協議,中國海油的附屬公司在自一九九九年九月九日起的三年內向中海石油(中國)有限公司提供各種物料、動力及輔助服務。

物料、動力及輔助性服務按如下價格提供:

- 國家定價;
- 若無國家定價,則按市價(包括地方或國家市場價格)或中國海油的附屬公司向其他獨立第三方提供有關物料、動力和服務的價格;或
- 倘若上述價格都不適用,按中國海油的附屬公司在提供有關物料、動力和輔助性服務時產生的成本(包括從第三方獲得或購買該物料、動力和服務的成本),另加不超過5%的稅前毛利。

(ii) 技術服務

中海石油(中國)有限公司與中國海油成立的專業公司簽署了若干技術服務協議,根據該等協議本集團可獲得專業公司提供如下技術服務:

- 海上鑽探;
- 拖船、油輪運輸和保安服務;
- 油氣井測量、測井、固井和其他有關技術服務;
- 收集地質物理數據、海洋地質勘測和數據處理;及
- 設計、建造、安裝和測試海上及陸地生產設施。

(iii) 研究與開發服務

根據本集團於一九九九年九月九日與中國海油的附屬單位中海石油研究中心簽署的一項一般研究開發服務協議,本集團應自該日起三年內每年向中心支付人民幣110,000,000元作為其提供以下服務的報酬:

- 地球物理勘探服務;
- 地震測線數據處理;
- 綜合勘探研究服務;及
- 資訊技術服務。

（除股數及另有說明外，所有金額均以人民幣元為單位）

16. 關聯公司交易（續）

(iv) 租賃協議

本集團與中國海油附屬公司簽署了多項租賃協議，租用多間辦公樓、倉庫和住宅。該等協議始自一九九九年九月九日，為期三年，且皆依市場價格定價。

(v) 原油、凝析油及液化石油氣的銷售

本集團向中國海油從事石油下游產業的附屬公司以國際市場價格銷售原油、凝析油及液化石油氣。

截至二零零二年六月三十日止六個月，該類銷售共約為人民幣1,950,303,340元。

以下為本集團與中國海油及其附屬公司之間的主要經常性關聯交易匯總：

	截至二零零二年六月三十日止六個月（未經審計）人民幣千元
包括在勘探費用：	
地質與地球物理服務	**15,260**
研究及開發服務	**73,254**
鑽井服務	**149,715**
包括在作業費用：	
技術服務	**6,899**
研究及開發服務	**17,222**
石油運輸服務	**73,776**
與生產有關的服務	**53,624**
材料、動力與輔助性服務	**150,219**
包括在銷售及管理費用：	
辦公租賃費	**27,033**
研究及開發服務	**10,068**
其他輔助性服務	**67,746**
資本化費用於物業、廠房及設備：	
油氣資產建造服務	**458,981**
鑽井服務	**173,076**
測井服務	**39,934**

除上述重大經常性關聯交易外，根據於二零零一年八月二十七日簽署的有附加條件協議，本集團將自中國海油購買其於中國東海西湖凹陷地區的一些油氣田權益，收購總價為45,000,000美元。於二零零二年六月三十日，由於相關交易尚未完成，相關的油氣田權益尚未轉移至本集團。所支付的款項被記錄為預付款並包括在資產負債表內的其他流動資產中。

(除股數及另有說明外，所有金額均以人民幣元為單位)

17. 承諾及或有事項

(i) 資本性承諾

於二零零二年六月三十日，本集團的資本性承諾主要為基建及購買油氣資產和設備的承諾：

	二零零二年六月三十日 (未經審計) 人民幣千元	二零零一年十二月三十一日 (未經審計) 人民幣千元
已批准及簽訂合同	**1,555,731**	1,606,700
已批准但未簽訂合同	**6,422,832**	5,183,690

於二零零二年六月三十日，本集團尚未動用的銀行借款額度為人民幣10,474,803,000元(二零零一年十二月三十一日：人民幣7,599,371,000元)，可以為油氣資產開發提供資金。於二零零二年六月三十日，本集團沒有重大的或有負債。

(ii) 研究與開發承諾

如附註16(iii)所述，根據與中海石油研究中心簽訂的一般研究與開發服務協議，本集團於二零零二年六月三十日，與該中心將於未來提供的研究與開發服務相關的承諾金額約為人民幣47,345,000元(二零零一年：人民幣83,382,500元)。

(iii) 經營性租賃承諾

於二零零二年六月三十日，本集團的經營性租承諾約為人民幣63,757,000元(二零零一年：人民幣94,079,000元)，詳見如下：

	二零零二年六月三十日 (未經審計) 人民幣千元	二零零一年十二月三十一日 (經審計) 人民幣千元
承諾到期期限：		
一年以內	**44,399**	48,789
一至兩年	**19,358**	45,290
	63,757	94,079

(iv) 對於澳大利亞天然氣開發項目投資的承諾

於二零零一年八月，本公司就收購澳大利亞一大型天然氣項目有關之油氣資產的權益及開發中國沿海天然氣市場的可行性探索簽署了一項諒解備忘錄。二零零一年十一月，本公司就成立合資公司開發澳大利亞北大陸天然氣簽署了一系列協議。本公司同意若該合資公司成功取得向廣東一進口設施供應液化天然氣的合同，本公司將參與澳大利亞西北大陸架天然氣項目的聯合開發和參與銷往中國市場液化天然氣的生產及加工業務。中國海洋石油總公司擁有上述進口設施的部分權益。截至二零零二年六月三十日止，有關商討仍在進行中。有關對於澳大利亞天然氣開發項目投資的最新發展，請參閱附註20。

（除股數及另有説明外，所有金額均以人民幣元為單位）

17. 承諾及或有事項（續）

(v) 金融工具

於二零零二年六月三十日，本集團與一家金融機構訂有貨幣掉期合同，合同主要為賣出美元以取得日元，以規避本集團須於未來償還的日元借款的外匯風險。

有關貨幣掉期合同的詳情如下：

	二零零二年六月三十日		二零零一年六月三十日	
		加權平均		加權平均
	合同面值	合同匯率	合同面值	合同匯率
	日元千元	日元／美元	日元千元	日元／美元
年度				
二零零一年	–	–	135,735	95.00
二零零二年	**135,735**	**95.00**	271,470	95.00
二零零三年	**271,470**	**95.00**	271,470	95.00
二零零四年	**271,470**	**95.00**	271,470	95.00
二零零五年	**271,470**	**95.00**	271,470	95.00
二零零六年	**271,470**	**95.00**	271,470	95.00
二零零七年	**271,470**	**95.00**	271,470	95.00

18. 分部數據

本集團從事上游石油業務，其中包括按石油產品分成合同與外國合作方合作經營的合作業務，自營業務和貿易業務。此分部主要基於管理層分別對這些分部制定重要經營決策及衡量其經營業績。本集團對截至二零零二年六月三十日止六個月的銷售及税前經營盈虧按業務類型分部分析如下：

	截至二零零二年六月三十日止六個月	
	收入 （未經審計） 人民幣千元	營業利潤 （未經審計） 人民幣千元
業務類型：		
合作業務	**5,031,873**	**2,605,239**
自營業務	**4,810,194**	**2,239,237**
貿易業務	**794,063**	**21,969**
不作分攤項目	**4,268**	**(1,247,584)**
	10,640,398	**3,618,861**

本集團總銷售額中約有89%來自於中國國內客戶。

（除股數及另有説明外，所有金額均以人民幣元為單位）

19. 其他財務資料

於二零零二年六月三十日，本集團流動資產淨值及總資產減流動負債淨值分別為人民幣16,501,964,000元（二零零一年：人民幣15,638,483,000元）及人民幣50,617,710,000元（二零零一年：人民幣39,927,972,000元）。

20. 期後事項

二零零一年十一月，本公司就成立合營公司開發澳大利亞西北大陸架天然氣簽署了一系列協議。於二零零二年八月，本公司獲得要約收購澳大利亞西北大陸架氣田天然氣儲量之部分權益，初步作價3.2億美元，入股相當於澳洲西北大陸架氣田5%油氣儲量的權益。為了向廣東液化氣項目供氣，將成立一家中國液化氣合營公司（「合營公司」）。根據該要約，本公司將入股合營公司25%之股權。截至本報告經董事會批准日止，本公司尚未對此要約做出承諾。

21. 香港公認會計準則與美國公認會計準則之重大差異

本集團所採用的香港公認會計準則與美國公認會計準則在若干方面存在差異。

(a) 淨利潤與股東權益

(i) 土地與房屋重新評估

本集團分別於一九九九年八月三十一日及二零零零年十二月三十一日對部分物業及土地使用權進行了重新評估。本集團已於相關日期記錄了評估增值。按照香港公認會計準則，物業、廠房及設備的重估是允許的，並且折舊、折耗及攤銷都以評估價值為基礎。截至二零零二年六月三十日止六個月，由於評估增值而增加的折舊費用約為人民幣4,578,000元（二零零一年：人民幣4,578,000元）。根據美國公認會計準則，物業，廠房及設備應按照歷史成本列示。因此在美國公認會計準則下不確認因重估增值而額外提取的折舊額。

(ii) 短期證券投資

根據香港公認會計準則，持有的待售短期證券投資以市場公允價值計價，相關的未實現持有損益計入當期收益。根據美國公認會計準則，持有的待售短期證券投資亦以市場公允價值計價且據美國財務會計準則委員會第115號公告分類列示，相關的未實現持有損益不計入當期損益。

（除股數及另有說明外，所有金額均以人民幣元為單位）

21. 香港公認會計準則與美國公認會計準則之重大差異（續）

(a) 淨利潤與股東權益（續）

(iii) 長期資產的減值

在香港公認會計準則下，當一項長期資產的賬面價值超出了該項資產的淨售價或該項資產預計未來現金流量貼現後的使用價值時，須確認減值損失。

二零零一年八月，美國財務會計準則委員會頒佈了第144號公告長期資產的減值及處置的會計核算，對潛在的減值進行評估，並將於二零零一年十二月十五日起的會計年度生效。該會計準則在以下兩方面保留了美國財務會計準則第121號公告的要求：(a)如長期資產賬面價值低於其未經貼現現金流量則應確認減值損失，(b)所確認損失應為其賬面價值與公允價值之差。根據該會計準則，長期資產在棄置、用以交換類似生產性資產或分配給所有者之前，都應視為持續擁有並正常使用直至上述處置發生。銷售處置的長期資產的會計處理模式適用於所有長期資產，包括原已擁有並使用及新購置的長期資產。

美國財務會計準則第144號公告要求本集團對以資本化的探明油氣資產及油田設備逐項考慮是否存有減值。如基於折現前預計未來現金流量判定有減值情況發生，則應按該資產資本化淨值超過其預計公允價值的金額確認減值損失。本集團根據將未來現金流量按10%的折現率折現而得到的現值確認資產的公允價值。資產減值損失則由其賬面價值與上述未來現金流現值的差額來決定。近期儲量及預期價格的變化很可能對管理層預期的未來的現金流產生影響進而影響資產賬面價值。

此外，在香港公認會計準則下，當環境或事件的變化表明長期資產減值或沖銷的情況不再存在時，該項長期資產期後可回收價值的增加需計入損益表中，但不可以超過以前已計提的減值損失部分，轉回的金額需減去該項資產在不計提減值損失的情況下應計提的折舊額。在美國公認會計準則下，減值損失為已減值資產確立了一個新的成本基準，這個新的成本基準以後將不會調整，除非有新的減值損失發生。

截至二零零二年六月三十日止六個月，本集團在香港公認會計準則和美國公認會計準則下確認的減值損失沒有差異，亦沒有在香港公認會計準則下轉回已計提的減值損失。

(iv) 股份期權計劃

正如附註15所述，於二零零二年六月三十日本集團有兩份股份期權計劃。本集團根據美國會計準則委員會第25號公告以及相關解釋核算該股份期權計劃。截至二零零二年六月三十日止六個月，因上述股份股權計劃而須確認的額外員工成本為人民幣1,376,000元。

(除股數及另有說明外，所有金額均以人民幣元為單位)

21. 香港公認會計準則與美國公認會計準則之重大差異(續)

(a) 淨利潤與股東權益(續)

(v) 油田拆除費和現場恢復撥備

對於油氣資產未來的油田拆除費用和現場恢復撥備，按香港會計準則要求，無論該項撥備是按法律規定所必需的還是企業出於建設性的目的，有關撥備都應在當期記錄入賬。相關的成本則被資本化為長期資產價值的一部分。該會計準則還要求將相關債務按公允價值折現後確認，折現率為債務確認時的無風險利率在考慮風險水平後做出適當調整的利率。在債務確認後的會計期間內，則需按照同一折現率水平逐年遞增。然而，在現時美國公認會計準則下，對該項撥備的估計採用的是產量法，即在相關油氣資產的可生產年限內計提，計提時相關成本並不資本化。

截至二零零二年六月三十日止六個月，在香港和美國公認會計準則下，此估計差別對損益並無顯著影響，對二零零二年六月三十日資產負債表的影響歸納如下：

增加(減少)合併資產負債表項目：	二零零二年六月三十日 (未經審計) 人民幣千元
物業、廠房及設備，淨值	**(677,038)**
油田拆除費及現場恢復撥備	**(251,100)**
遞延税項	**(127,781)**
儲備	**(298,157)**

以上香港公認會計準則與美國公認會計準則之重大差異對淨利潤及股東權益之影響列示如下：

	淨利潤 截至六月三十日止六個月 二零零二年 (未經審計) 人民幣千元	 二零零一年 (未經審計) 人民幣千元
按香港公認會計準則呈報之金額	**3,618,861**	4,618,098
美國公認會計準則調整：		
－沖回因土地與房屋評估增值而多計提的折舊、折耗及攤銷	**4,578**	4,578
－短期證券投資的未實現損益	**(5,458)**	(34,739)
－確認股份期權費用	**(1,376)**	–
按美國公認會計準則調整後金額	**3,616,605**	4,587,937
按美國公認會計準則每股盈利		
－基本	**人民幣0.44元**	人民幣0.60元
－攤薄	**人民幣0.44元**	人民幣0.60元

（除股數及另有説明外，所有金額均以人民幣元為單位）

21. 香港公認會計準則與美國公認會計準則之重大差異（續）

(a) 淨利潤與股東權益（續）

	股東權益	
	二零零二年六月三十日（未經審計）人民幣千元	二零零一年十二月三十一日（經審計）人民幣千元
按香港公認會計準則呈報之金額	**35,922,753**	33,310,506
美國公認會計準則調整：		
－沖回土地與房屋評估增值	**(274,671)**	(274,671)
－沖回土地與房屋評估增值多計提的折舊、折耗及攤銷	**21,317**	16,739
－沖回在香港會計準則下之累計會計政策變更之影響	**(298,157)**	－
按美國公認會計準則調整後金額	**35,371,242**	33,052,574

(b) 綜合收入

美國財務會計準則委員會第130號公告要求列示其他綜合收入報表，以列示根據美國公認會計準則需包含在綜合收入中且需要從淨利潤中扣除的收入與費用及損益科目。

	截至六月三十日止六個月	
	二零零二年（未經審計）人民幣千元	二零零一年（未經審計）人民幣千元
美國公認會計準則下的淨利潤	**3,616,605**	4,587,937
其他綜合收入：		
匯率變動影響	**1,969**	907
未實現的短期投資收益	**5,458**	34,739
美國公認會計準則下的綜合收入	**3,624,032**	4,623,583

(c) 衍生金融工具

本集團於與一家金融機構訂有貨幣掉期合同。合同主要為賣出美元以取得日元，以規避本集團須於未來償還的日元借款的外匯風險。根據美國財務會計準則委員會第133號公告，該項合同以公允價值列示在合併資產負債表中的其他應付及預提費用一項中。截至二零零二年六月三十日止六個月，本集團已經確認了由於掉期合同公允價值的變動引起的收益共計約人民幣10,000,000元（二零零一年：損失人民幣36,311,000元），已經包含在合併損益表中匯兑（損失）／收益，淨額一項中。

（除股數及另有說明外，所有金額均以人民幣元為單位）

21. 香港公認會計準則與美國公認會計準則之重大差異（續）

(d) 與資產退役相關債務的財務處理

二零零一年八月十五日，美國財務會計準則委員會頒佈了第143號公告與資產退役相關債務的財務處理。並將於二零零二年六月十五日起的會計年度生效。根據該會計準則，如果與資產退役相關債務的公允價值可以合理的估計，則需要在相關債務發生的當期將該債務按其公允價值記錄入賬。相關的資產退役成本則被資本化為長期資產價值的一部分。該會計準則還要求將相關債務按公允價值折現後確認，折現率為債務確認時的無風險利率在考慮風險水平後做出適當調整的利率。在債務確認後的會計期間內，則需按照同一折現率水平逐年遞增。

採用該會計準則很可能使資產成本和負債都增加。本集團公司目前正在對上述項目進行評定，對採用該會計準則對財務報表影響的程度仍未確定。

22. 財務報表之批准

二零零二年六月三十日之財務報表已於二零零二年八月二十三日經董事會批准。

ERNST & YOUNG
安永會計師事務所

致：中國海洋石油有限公司董事會

本核數師（以下簡稱「我們」）已審閱了　貴公司及其附屬公司（「貴集團」）刊於第5頁至第26頁的截至二零零二年六月三十日止六個月期間的中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則（「上市規則」），上市公司必須按照香港會計師公會所頒布的會計實務準則第25號中期財務報告（「香港會計實務準則第25號」）的規定編製中期財務報告。中期財務報告由董事負責，並由董事核准通過。

審閱工作

我們的審閱工作是按照香港會計師公會所頒布的核數準則第700號審閱中期財務報告進行的。審閱工作主要包括向集團管理層做出查詢及對中期財務報告實施分析性程式，並據此評估中期財務報告中所採用的會計政策是否貫徹運用，賬項編製是否一致；賬項中另有説明的特別情況除外。審閱不包括測試內部控制及驗證資產、負債和交易等審計程式。由於審閱在工作範圍上遠少於審計，所給予的保證程度也較審計低，因此，我們不會對中期財務報告發表審計意見。

審閱結論

根據上述並不構成審計的審閱工作的結果，我們並沒有察覺須對截至二零零二年六月三十日止六個月的中期財務報告做出任何重大修改。

安永會計師事務所
執業會計師

香港
二零零二年八月二十三日

資料披露

有關股份期權計劃的修改

公司於2001年2月4日通過了股份期權計劃，以表彰對公司作出貢獻的某些人士及吸引和保留住公司的最佳人士。股份期權計劃的條款於2002年6月6日予以了修改，以符合於2001年9月1日生效的上市規則新增加的第17章中列出的規定。

在經修改後的股份期權計劃條款：

(i) 股份期權可授給予集團內員工包括非執行董事的雇員；

(ii) 期權期限應自授予期權日開始，但不得超過10年；

(iii) 與計劃授出的期權有關的股份最多不得超出公司截至2002年6月6日已發行股本的10%；

(iv) 在取得公司股東在股東大會上的批准前提下，股份期權項下將發行的股份數額，在與集團的任何其它股份期權累計相加時，可予以增加，但前提是上述的增加不得超出公司在批准上述增加之日的已發行股本的10%。在任何情況下，在行使了所有已發行的期權後，將發行的股份總數不得超出公司已發行股本的30%。

(v) 除非另外獲得了在有關參與人和其關聯人士棄權投票的股東大會上公司股東的批准，每名參與人在自上一次期權授予後的任何12個月內獲得授予的期權(包括已行使或未行使的期權)予以行使時所發行及將發行的股份不得超過公司已發行股本的1%。

(vi) 行使價應由董事會確定，不得低於以下的較高者：

(a) 該股票在香港聯合交易所(「聯交所」)於有關期權授予日的日報表所載的收市價；

(b) 該股票在聯交所日報表上於有關期權授予日前五個交易日的平均收市價；及

(c) 該股票的票面價值；

(vii) 向公司的任何關聯人士授予股份期權必須獲得公司的獨立非執行董事的批准（但期權的被授予方為公司的任何獨立非執行董事時則除外）。

於二零零二年六月三十日，有關《香港聯合交易所有限公司證券上市規則》（「上市規則」）附錄十六第三十二段，除了在此已作披露外，本集團於此報告披露之資料與本公司二零零一年年報所披露之資料沒有重大改變。

股份期權計劃

於二零零二年六月三十日，本公司根據股份期權計劃已授出8,820,000份股份期權，其中1,660,000期權已授於董事及行政總裁。請參閱「董事在股份中的權益及購買股份的權利」一節。

股份期權計劃項下的所有股份期權已於2001年8月27日授出，可于自股份期權計劃規定的生效日起10年內行使。該等股份期權的歸屬期如下：

1. 股份期權所代表的三分之一股份將在授予股份期權日期一周年歸屬；

2. 股份期權所代表的三分之一股份將在授予股份期權日期兩周年歸屬；

3. 股份期權所代表的三分之一股份將在授予股份期權日期三周年歸屬。

截於二零零二年六月三十日，無任何參與人行使按股份期權計劃授予之期權。

全球發售前的股份期權計劃

於二零零二年六月三十日，本公司根據全球發售前的股份期權計劃已授出4,620,000份股份期權，其中1,690,000期權已授於董事及行政總裁。請參閱「董事在股份中的權益及購買股份的權利」一節。

全球發售前股份期權計劃項下的所有股份期權已於2001年3月12日授出，可於自全球發售前股份期權計劃規定的生效日起10年內行使。該等股份期權的歸屬期如下：

1. 股份期權所代表的50%股份將在授予股份期權日期18個月後歸屬；

2. 股份期權所代表的50%股份將在授出股份期權日期30個月後歸屬。

截於二零零二年六月三十日，無任何參與人行使按全球發售前的股份期權計劃授予之期權。

董事在股份的權益及購買股份的權利

截至二零零二年六月三十日，本公司各董事及行政總裁於公司或其任何關聯公司的股本證券中持有的，已列入須依據披露權益條例(以下統稱「條例」)第29條存置之登證冊內之權益如下：

董事姓名	公司	個人權益
蘇澤光	中國海洋石油有限公司	30,000股普通股

截至二零零二年六月三十日，已按照全球發售前股份期權計劃授予董事及行政總裁認購普通股的期權如下：

董事姓名	授予日期	認購價 (港元)	股份數目
衛留成	2001年3月12日	5.95	500,000
傅成玉	2001年3月12日	5.95	350,000
蔣龍生	2001年3月12日	5.95	280,000
周守為	2001年3月12日	5.95	280,000
羅漢	2001年3月12日	5.95	280,000

截至二零零二年六月三十日，已按照股份期權計劃授予董事及行政總裁認購普通股的期權如下：

董事姓名	授予日期	認購價 (港元)	股份數目
衛留成	2001年8月27日	6.16	500,000
傅成玉	2001年8月27日	6.16	350,000
蔣龍生	2001年8月27日	6.16	230,000
周守為	2001年8月27日	6.16	350,000
羅漢	2001年8月27日	6.16	230,000

除上述外，於二零零二年六月三十日，按「條例」第29條須予設置之名冊所記錄，並無其他權益。

公司的主要股東

截至二零零二年六月三十日，就各董事所知，下列人士直接或間接擁有本公司附有在股東大會上之表決權的已發行股本10%或以上之權益。該等人士概無該等股本的期權：

持股人	持普通股股數
CNOOC (BVI) Limited	5,800,000,000

除了上述持股人外，並無其他人士或公司擁有任何本公司的股本權益達已發行股本10%或以上而須按「條例」第16(1)條存置證冊內。

公司證券和股份購買、銷售和贖回

在截至二零零二年六月三十日的六個月內，公司和其附屬公司均未發生任何購買、銷售和贖回公司上市證券和股份的活動。

中期股息

董事會已議決宣派中期股息每股0.11港元給予在二零零二年九月二十三日已登記在股東名冊上的股東。股息將於二零零二年九月二十七日分發。本公司將由二零零二年九月十八日至九月二十三日(首尾兩天包括在內)暫停辦理股東登記手續。為符合資格取得中期股息，所有過戶文件連同有關股票最遲須於二零零二年九月十七日下午四時前交回香港中央證券登記有限公司，地址為香港灣仔皇后大道東合和中心17樓1712室。

遵守最佳應用守則

董事並不知悉有任何資料合理地顯示於截至二零零二年六月三十日止六個月期間任何時間內並無遵守或未曾遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則，惟本公司之非執行董事並無按特定任期委任，但須依據本公司之組織章程於本公司之股東週年大會上輪席告退及重選。

承董事會令
曹雲石
公司秘書

香港，二零零二年八月二十三日

註冊辦公地點

香港花園道1號中銀大廈65層

電話：(852) 2213 2500

傳真：(852) 2525 9322

北京辦事處

中國北京東直門外小街6號

海洋石油大廈

郵編：100027

電話：(8610) 8452 1604

傳真：(8610) 6460 2503

公司網址：www.cnoocltd.com

投資者/公共關係

香港：

電話：(852) 2213 2500

傳真：(852) 2525 9322

北京：

電話：(8610) 8452 1646

傳真：(8610) 8452 1441

電子郵件：xiaozw@cnooc.com.cn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By: /s/ Cao Yunshi
Name: Cao Yunshi
Title: Company Secretary

Dated: September 26, 2002